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SEC FILE NUMBER
0-50425

CUSIP NUMBER
37229P507

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25/A
Amendment No. 1
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Veraz Networks, Inc.

(Full Name of Registrant)
N/A

(Former Name if Applicable)
926 Rock Avenue, Suite 20

Address of Principal Executive Office (Street and Number)
San Jose, California 95131

(City, State and Zip Code)
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or
Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
On May 7, 2008, Veraz Networks, Inc. (Veraz) announced that the U.S. Securities and Exchange Commission (SEC) had notified Veraz that it is conducting a confidential informal inquiry. Our Board of Directors appointed a special committee to oversee an independent investigation into the matters raised by the SEC informal inquiry. A copy of the press release for such announcement was furnished as an exhibit to our current report on Form 8-K dated May 7, 2008. We are continuing to investigate the matters raised by the SEC informal inquiry. As a result, we would not be able to file our Quarterly Report on Form 10-Q by the required deadline without unreasonable effort or expense.
We are not currently aware of any facts that would cause us to change our results of operations for either the quarter ended March 31, 2008 or any prior period. We currently anticipate filing our Quarterly Report on Form 10-Q within the period permitted by the rule.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Eric C. Schlezinger	408	750-9575
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the press release furnished as an exhibit to our current report on Form 8-K dated May 7, 2008, revenues for the first quarter of 2008 were $27.9 million. First quarter IP product revenues of $20.7 million increased 18% over the first quarter of 2007. For the quarter of 2008, we posted a net loss of $3.1 million, including $1.1 million in stock-based compensation expense, or $(0.07) loss per share, as compared to the first quarter of last year with a net loss $1.2 million, including $0.5 million in stock-based compensation expense, or $(0.08) loss per share.

This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding Veraz’s anticipated financial results and condition and its ability to complete the filing of its Quarterly Report on Form 10-Q within the extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause the results to differ materially from those indicated by these forward-looking statements. These risks include, without limitation, risks related to Veraz’s ability to complete its Quarterly Report on Form 10-Q for the quarter year ended March 31, 2008 and the possibility that it will not be able to do so within the anticipated time period, the risk that there may be other material adjustments to the financial statements not anticipated at this time and other risks detailed in Veraz’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2007. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. Veraz Networks, Inc. undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

Veraz Networks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2008	By	/s/ Eric C. Schlezinger

Eric C. Schlezinger Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).